EXHIBIT 99.1

Mynaric Announces Management Participation in Upcoming Investor Conferences

MUNICH, August 17, 2023 – Mynaric (NASDAQ: MYNA)(FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced that management will participate in the following investor conferences during the third quarter of 2023:

Jefferies Industrials Conference

●    New York, New York

●    September 6, 2023

●    8:30 a.m. EDT / 2:30 p.m. CET

●    Presenters: Mustafa Veziroglu, CEO, and Stefan Berndt-von Bülow, CFO

●    Webcast

Gabelli 29th Annual Aerospace & Defense Symposium

●    New York, New York

●    September 7, 2023

●    2:15 p.m. EDT / 8:15 p.m. CET

●    Presenters: Mustafa Veziroglu, CEO, and Stefan Berndt-von Bülow, CFO

●    Registration

Citi 2023 Global Technology Conference

●    New York, New York

●    September 8, 2023

●    Participants: Mustafa Veziroglu, CEO, Stefan Berndt-von Bülow, CFO, and Tom Dinges, Vice President of Investor Relations

●    1x1 Meetings Only

Further information regarding the public webcast of these events will be found on the Mynaric Investor Relations website at www.mynaric.com/investor-relations/calendar/.

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.